UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Telephone & Data Systems, Inc.

File No. 1-14157 - CF#25910

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Telephone and Data Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.6 and 10.7 to a Form 10-Q filed on November 4, 2010, which Exhibits the company incorporated by reference from Exhibits 10.8 and 10.9, respectively, to a Form 10-Q filed on November 4, 2010 by United States Cellular Corporation.

Based on representations by Telephone and Data Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through November 4, 2015
Exhibit 10.7	through November 4, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel